Mail Stop 3561

January 8, 2007

By U.S. Mail and facsimile to (212) 649-0482

Mr. Andrew Intrater
Chairman of the Board, President
 & Chief Executive Officer
Columbus Acquisition Corp.
590 Madison Avenue
New York, NY 10022

> **Re: Columbus Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed on November 22, 2006**
> **File Number 333-138890**

Dear Mr. Intrater:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please include a cover letter in your next submission and label it as correspondence when filed on EDGAR.

2.	Prior to effectiveness of the company's registration statement, please advise us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by the NASD.

3.	Indicate in the forepart of your prospectus the identity of the members of the Columbus Acquisition Holdings LLC.

4.	We note your statements in the fee table regarding the 3,000,000 shares of common stock underlying the insider warrants "to the extent such Insider Warrants are subsequently transferred prior to exercise" and "to the extent such Insider Warrants are subsequently exercised by the Insiders". We also note your statement on the cover page that "[t]he insider warrants and the underlying shares of common stock have been registered for resale under the registration statement of which this prospectus forms a part …." We do not understand your statements in the fee table which appear to indicate that you are registering the exercise of the insider warrants by the insiders. Please revise as appropriate or advise us of the basis for registering the exercise of the insider warrants. We may have further comment.

5.	We note that the company is selling, in a private placement, warrants to purchase additional shares of common stock to a related party. Revise to add disclosure addressing how these securities were priced and address any conflicts inherent in pricing these securities. Please provide us with a legal analysis as to how the insider warrants can be registered for resale at this time consistent with the federal securities laws. We may have further comment.

6.	We note your statement that "Columbus Acquisition Holdings LLC is permitted to transfer insider warrants to members of our management team, our employees, other persons or entities associated with members of our management team and in certain other limited circumstances, such as to immediate family members of such persons …." Advise us how and when these transfers will be permitted. Also provide us with a legal analysis as to how these transfers are consistent with the federal securities laws and the exemption the company is relying upon for the simultaneous private placement of the warrants. We may have further comment.

Cover page

7.	We note your statement that "The insider warrants and the underlying shares of common stock have been registered for resale under the registration statement of which this prospectus forms a part, but Columbus Acquisition Holdings LLC has agreed that the insider warrants will not be sold or transferred by it until 30 days after we have completed a business combination, other than to members of our management team, our employees, other persons or entities associated with members of our management team and in certain other limited circumstances,

such as to immediate family members of such persons (but the transferees receiving such securities must first agree to be subject to the transfer restrictions described above)."   We also note that the Warrant Purchase Agreement, dated November 20, 2006, states that "the undersigned agrees that it shall not sell or transfer the Insider Warrants until 30 days after the Corporation consummates a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business … and acknowledges that the Insider Warrants will be held in escrow during such time period and the certificates for such Insider Warrants shall contain a legend indicating such restriction on transferability."   Please revise your disclosure to clearly indicate that the insider warrants will not be sold or transferred until 30 days after the company consummates a merger, capital stock exchange, asset acquisition or a similar business combination or advise us how the noted transfers are permitted under the warrant purchase agreement.

Prospectus Summary, page 1

8.   Please revise to say that your summary highlights material, not certain, information.

9.   Please revise to move the first three sentences in the second paragraph on page 1 to a section following the risk factors section.

10.   In light of your Rule 415 undertakings in Part II of the registration statement, please remove the statement "[y]ou should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus."

11.   We note you identify criteria and guidelines you will use in evaluating prospective target businesses. You also state that the company may decide to enter into a business combination that does not meet any of these criteria and guidelines. Given that the company may not follow the noted criteria and guidelines, move this disclosure to a section later in the prospectus.

12.   Please revise to address the affiliations between the company and Renova U.S. Management LLC.

13.   Please revise to indicate whether there is any limit on the reimbursement of out-of-pocket expenses.

14.   We note your statement that "[w]e view this provision terminating our corporate life by _____, 2008 **[twenty four months from the date of this**

prospectus] as an obligation to our stockholders and will not take any action to amend or waive this provision to allow us to survive for a longer period of time except in connection with the consummation of a business combination." (Emphasis added).   Please revise to clarify that the amendment or waiver of this provision will only occur if the company has completed a business combination by such date.

15.   Briefly address the timing of the release of the $1,750,000 in interest earned from the trust account to fund expenses.

16.   We note your statement that "we view these provisions, which are contained in Article Seventh of our amended and restated certificate of incorporation, as obligations to our stockholders and will not take any action to amend or waive these provisions." Briefly address whether Columbus Acquisition Holdings LLC will vote against any action to amend or waive these provisions.

17.   Briefly address the steps the company has taken to determine whether Andrew Intrater will be able to pay the claims of target businesses or claims of vendors or other entities that are owed money.

Risk Factors, page 13

18.   Please revise to include a risk factor, if applicable, that the pre-IPO shareholders who purchased warrants may be able to exercise their warrants at times that the purchasers in the IPO may not.

19.   Revise risk factor number four to indicate the amount of funds available outside of the trust account and the maximum amount of funds available from interest earned on the funds in the trust account.

20.   Revise risk factor six to update the information to the latest practicable date. Also to address the number and value of similar blank check companies that have filed with the Commission and have not completed their initial public offerings.

21.   Please revise risk factor nineteen to indicate the number of shares and warrants owned by your officers and directors. Also indicate in this risk factor the members who control Columbus Acquisition Holding LLC.

22.   Revise risk factor twenty three to indicate the amount of funds that may be required if the maximum number of shares of common stock are converted into cash.

23.   Please revise risk factor twenty nine to clarify when the existing stockholders can make a demand the company register the resale of their initial shares.

24.   Please revise to include or clarify your disclosure regarding the following risks:
        .   you might acquire a financially unstable company or one in the early stages of growth or development;
        .   there is no limit on the amount of out-of-pocket expenses to identify potential target businesses; and
        .   stockholders may not take action by written consent after the offering.

You will not be entitled to protections normally afforded to investors of blank, page 14

25.   Please revise to describe briefly the benefits and protections that investors will not have under Rule 419 of the Securities Act.

Use of Proceeds, page 28

26.   Please revise to clarify the timing of the release of the $1,750,000 in interest earned from the trust account to fund expenses.

27.   Please consider adding a line indicating the total amount of offering expenses.

28.   Please clarify, in footnote 1, the amount of offering expenses already paid from the advances received from Columbus Acquisition Holdings LLC.

29.   Please revise to indicate whether there is any limit on the amount of the out-of-pocket expenses and whether there will be any review of the reasonableness of the expenses by anyone other than your board of directors.

30.   We note the statement at page 30 that "the allocation of net proceeds not held in trust represents our best estimate of the intended uses of these funds. In the event that our assumptions prove inaccurate, we may reallocate some of such proceeds within the above described categories." Please revise this section to clearly discuss the circumstances that would require management to alter the noted use of proceeds from this offering and discuss the specific alternatives to the currently stated uses. See Instruction 7 to Item 504 of Regulation S-K. We may have further comment.

Proposed Business, page 35

> 31. We note your statement that "We have identified the following criteria and guidelines that we believe are important in evaluating prospective target businesses. We will use these criteria and guidelines in evaluating business combination opportunities …." We also note your statements that "we have not established any other specific attributes or criteria (financial or otherwise) for prospective target businesses." Revise to reconcile your statements.

Competitive Strengths, page 36

32. We note your statement that "[w]e believe that our company will succeed in consummating a business combination with a target business or businesses as a result of the following …." We do not understand the basis for your assertion given that the company has not identified any target nor taken any steps to find a target. It appears to us that there is no assurance that the company will succeed in consummating a business combination. Revise as appropriate.

We Have Not Identified a Target Business or Target Industry, page 37

33. We note your statement that "[t]o date, we have not selected or approached any target business, nor have we definitely selected any target industry, on which to concentrate our search for a business combination." (Emphasis added). Your statement implies that you have started to select target industries. Please revise to clarify your meaning of "definitely" in the noted statement.

34. We note here and elsewhere in the prospectus that you will seek to have the vendors and service providers whom you engage and prospective target businesses to execute agreements with you waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders. Please revise to specify what claims, if any, are excluded.

35. We note your statement that "we will seek to have all vendors, prospective target businesses or other entities … that we engage execute agreements with us waiving any right, title, interest or claim on any kind in or to any funds held in the trust account for the benefit of our public stockholders." We also note your statement that "[i]f a potential contracted party refuses to execute such a waiver, then Mr. Intrater will be personally liable to cover the potential claims made by such party for services rendered and goods sold, in each case to us, but only if, and to the extent, that the claims would otherwise reduce the trust account proceeds payable to our public stockholders in the event of a liquidation." Please clarify in the

same paragraph whether the indemnification covers prospective target businesses given the limitation that the claims are for services rendered and goods sold.

Sources of Target Businesses, page 37

36.   Your disclosure indicates that you may enter into a business combination with a target business that is affiliated with your officers and directors. Please state whether any businesses affiliated with your officers or directors are currently being considered as acquisition targets.

Management, page 48

37.   We see that you provide the business backgrounds for Messrs. Ernestus, Ferrante, Epstein and Sloan; however, Item 401(e) of Regulation S-K requires that your description cover the past five years, and their descriptions have gaps over the past five years. Please revise your disclosure accordingly.

38.   Please revise to disclose or confirm the following does not apply: the names of other special purpose acquisition corporations, a brief description of any acquisitions made by other special purpose acquisition corporations, the current trading markets of the post-combination entity and the benefits received by your control persons from association with other special purpose acquisition corporations.

Principal Stockholders, page 55

39.   We note your statement that "during the escrow period, the holders of these securities will not be able to sell or transfer their securities except to their spouses and children or trusts for their benefit …." Please reconcile this statement with your prior statements regarding the ability to transfer these securities.

Certain Relationships and Related Transactions, page 57

40.   Please revise to indicate the "certain members" of the company's management team that control Columbus Holdings Acquisition LLC and the amount of their membership interests.

41.   We note your statement that "the holders of the majority of these shares may elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are released from escrow."

Please briefly clarify when the registration rights may be exercised.

42.   Revise to indicate the members of the company's management team that are
        affiliated with Renova U.S. Management LLC and the extent of their interests in
        Renova U.S. Management LLC. Specifically indicate the extent of Mr. Intrater's
        interest in Renova U.S. Management LLC.

Financial Statements, page F-1

43.   Please provide a currently dated consent of the independent accountant in any
        amendment and ensure the financial statements are updated as required by Article
        3 of Regulation S-X.

Note 3 – Proposed Public Offering, page F-9

44.   Tell us how you developed your expected volatility assumption of 43%. Provide
        us with a schedule listing any similar public companies used in your analysis,
        along with their market capitalization, their volatility, and the term and interval of
        the volatility used in developing your estimate. Please expand the discussion of
        the option in MD&A to disclose your basis for the estimate of expected volatility.

Exhibit 4.4 – Unit Purchase Option

45.   Although section 2.4 of your unit purchase option agreement states you will not
        be obligated to settle for cash in the event you are unable to deliver registered
        securities, it does not explicitly rule out cash settlement options in other
        circumstances, and it is unclear whether there are any situations where the holder
        can obtain net cash settlement. Please explain to us how you have considered this
        in evaluating the classification of the unit purchase option under the guidance in
        paragraph 17 of EITF 00-19.

46.   The unit purchase option does not explicitly state you have no obligation to settle
        the option in the absence of an effective registration statement and that the option
        can expire unexercised. Please explain to us how you have considered this in
        evaluating the classification of the unit purchase option under the guidance in
        EITF 00-19.

Part II

Exhibits, page II-4

47.   Please include all exhibits, including the legality opinion, in your next filing.
        They are subject to review and the staff will need time to examine them.

Undertakings, page II-4

48.   Please revise to include the exact and complete undertaking required by Item
        512(a) of Regulation S-K.

Signatures, page II-7

49.   As required by Instruction 1 to the Signature requirements for Form S-1, the
        signatures of the principal accounting officer or controller must be included.
        Please include the appropriate signatures or titles.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all

information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raquel Howard at (202) 551-3291 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Andrew Hulsh, Esq.
        LeBouef, Lamb, Green & MacRae LLP
        125 West 55th Street
        New York, NY 10019